

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2019

Simon Westbrook
Chief Financial Officer
Kyto Technology & Life Science, Inc.
13050 La Paloma Road
Los Altos Hills, CA 94022

Re: Kyto Technology & Life Science, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 22, 2019
File No. 000-50390

Dear Mr. Westbrook:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Anthony Epps, Esq.